UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACRES Commercial Realty Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00489Q102

(CUSIP Number)

Jaclyn Jesberger
ACRES Commercial Realty Corp.
390 RXR Plaza
Uniondale,  NY  11556
Phone : (516) 535-0015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ACRES Share Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 671,110
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 671,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.94%
14	TYPE OF REPORTING PERSON OO

The calculation of the foregoing percentage is based on 8,455,131 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on November 7, 2023.

1	NAME OF REPORTING PERSON ACRES Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 671,110
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 671,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.94%
14	TYPE OF REPORTING PERSON OO

The calculation of the foregoing percentage is based on 8,455,131 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on November 7, 2023.

1	NAME OF REPORTING PERSON ACRES Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 671,110
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 671,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.94%
14	TYPE OF REPORTING PERSON CO

The calculation of the foregoing percentage is based on 8,455,131 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on November 7, 2023.

EXPLANATORY NOTE

This Amendment No. 1 to the statement of beneficial ownership on Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission on May 11, 2022 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 (the “Common Stock”), of ACRES Commercial Realty Corp., a Maryland corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used in this Amendment shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

On May 6, 2022, the Issuer granted 299,999 shares of common stock to ACRES Share Holdings, LLC an affiliate of the Manager under the ACRES Commercial Realty Corp. Manager Incentive Plan. On February 6, 2023, May 2, 2023, August 1, 2023, October 31, 2023 and February 9, 2024, the Issuer issued 17,780; 6,875; 14,226; 30,320 and 1,911 shares of common stock, respectively, to ACRES Share Holdings, LLC pursuant to the Management Agreement for incentive compensation.

(a)	The Issuer will grant up to 333,333 restricted shares under the equity compensation plans to the Reporting Persons when each of the following book value targets are met: $21.00, $24.00, $27.00, $30.00, $33.00 and $36.00. In the second quarter of 2021 and in May 2022, restricted shares were issued to the Reporting Persons when the Issuer reported a book value of $21.00 and $24.00, respectively.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	(a) - (b) As of the date hereof, ACRES Share Holdings, LLC directly holds 671,110 shares of common stock. ACRES Share Holdings, LLC is a subsidiary of the Manager. Voting and dispositive power over shares held by the Manager is exercised by the board of directors of ACRES Capital Corp. Each of the five directors of ACRES Capital Corp., which include Messrs. Fentress and Fogel, Chairman and CEO/President, respectively, of the Issuer, has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

The aggregate number and percentage of the shares of common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentage of shares of common stock beneficially owned by each Reporting Person set forth on the cover pages of this Schedule 13D is calculated based on 8,455,131 shares of common stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 of ACRES Commercial Realty Corp., Inc. as filed with the Securities and Exchange Commission on November 7, 2023.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than ACRES Share Holdings, LLC which directly holds the shares of common stock reported on this Schedule 13D) is the beneficial owner of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)

(c)	Not applicable

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable

(e)	Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACRES Share Holdings, LLC

February 14, 2024	By:	/s/ Jaclyn Jesberger
Vice President

ACRES Capital, LLC

February 14, 2024	By:	/s/ Jaclyn Jesberger
Chief Legal Officer

ACRES Capital Corp.

February 14, 2024	By:	/s/ Jaclyn Jesberger
Secretary